UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 3, 2007	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM AND GOLDEN TELECOM CONFIRM DISCUSSIONS

Moscow and New York (December 3, 2007) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) (NYSE: VIP) and Golden Telecom, Inc. (“Golden Telecom”) (NASDAQ: “GLDN”) today issued the following joint statement:

VimpelCom and Golden Telecom confirm that they currently are in discussions regarding the potential acquisition of all of the outstanding shares of Golden Telecom by a subsidiary of VimpelCom at a price per share of $105 in cash, subject to negotiation and execution of a definitive acquisition agreement and final approval of their respective Boards of Directors and the special independent committees thereof.

There can be no assurance that the discussions will lead to a definitive agreement or that a transaction will be consummated. VimpelCom and Golden Telecom do not intend to make any further comment or to respond to any inquiries until either a definitive agreement has been reached or discussions have been terminated.

About VimpelCom (www.vimpelcom.com)

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

About Golden Telecom (www.goldentelecom.com):

Golden Telecom, Inc., (NASDAQ: “GLDN”) is a leading facilities-based provider of integrated telecommunications and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States (“CIS”). Golden Telecom offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Almaty, and Tashkent, and via intercity fiber optic and satellite-based networks, including approximately 314 combined access points in Russia and other countries of the CIS. Golden Telecom offers mobile services in Moscow, Kiev and Odessa.

Statements contained herein are forward-looking and are made in compliance with safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements include those concerning the potential acquisition of all of the outstanding shares of Golden Telecom by a subsidiary of VimpelCom at a price per share of $105 in cash. The results or events predicted in these statements may differ materially from actual results or events. Such risks and uncertainties include, without limitation, the possibility that the parties are not able to consummate the transaction or that the potential transaction terms change. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the U.S. Securities and Exchange Commission, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2006, and in Golden Telecom’s filings with the U.S. Securities and Exchange Commission, including Golden Telecom’s quarterly reports on Form 10-Q, periodic reports on Form 8-K filed in 2007, and Golden Telecom’s annual report on Form 10-K for the year ended December 31, 2006.

Alexander Boreyko	Alexey Subbotin
VimpelCom	Golden Telecom
Investor_Relations@vimpelcom.com	ir@gldn.net
Tel: +7 (495) 910-5977	Tel: +7 (495) 797-9300
www.vimpelcom.com	www.goldentelecom.com